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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Helix Wind, Corp.

                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    42331P106

                                 (CUSIP NUMBER)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                       1900 Avenue of the Stars, 19th Fl.
                              Los Angeles, CA 90067
                                 (310) 201-7553

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 11, 2009
             (Date of Event which Requires Filing of this Statement)



If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          3,312,891 (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            3,312,891 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,312,891 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)

         8.1% (2)

(14)     Type of Reporting Person (See Instructions)

         IN

-------------------------

(1) 3,312,891 shares of Common Stock being reported herein excludes the number of shares of Common Stock issuable upon conversion of accrued interest on the 9% Convertible Note held by the Reporting Person (see
         Item 5 for more detail on the beneficial ownership of the Reporting Persons).
(2) Based on 37,382,906 shares of Common Stock outstanding, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on 5/20/09, and calculated in accordance with Rule 13D. 8.1% reported herein is subject to adjustment as a result of accrued interest described in footnote (1) above.

                                       2
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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          3,312,891 (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            3,312,891 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,312,891 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)
         8.1% (2)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(3) 3,312,891 shares of Common Stock being reported herein excludes the number of shares of Common Stock issuable upon conversion of accrued interest on the 9% Convertible Note held by the Reporting Person (see
         Item 5 for more detail on the beneficial ownership of the Reporting Persons).
(4) Based on 37,382,906 shares of Common Stock outstanding, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on 5/20/09, and calculated in accordance with Rule 13D. 8.1% reported herein is subject to adjustment as a result of accrued interest described in footnote (1) above.

                                       3
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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          3,312,891 (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            3,312,891 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,312,891 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)

         8.1% (2)

(14)     Type of Reporting Person (See Instructions)

         OO

-------------------------
(1) 3,312,891 shares of Common Stock being reported herein excludes the number of shares of Common Stock issuable upon conversion of accrued interest on the 9% Convertible Note held by the Reporting Person (see
         Item 5 for more detail on the beneficial ownership of the Reporting Persons).
(2) Based on 37,382,906 shares of Common Stock outstanding, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on 5/20/09, and calculated in accordance with Rule 13D. 8.1% reported herein is subject to adjustment as a result of accrued interest described in footnote (1) above.


                                       4
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Item 1.  Security and Issuer

         Issuer:  Helix Wind, Corp. ("Issuer")

         Security:  Common Stock, par value $.0001 per share ("Common Stock")

Item 2.  Identity and Background

         (a) This Schedule 13D is being filed by The Quercus Trust (the "Trust"), David Gelbaum, an individual, as co-trustee of the Trust, and Monica Chavez Gelbaum, an individual, as co-trustee of the Trust (collectively, the "Reporting Persons").

         (b) The Reporting Persons' business address is 1835 Newport Blvd. A109
- PMB 467, Costa Mesa, California 92627.

         (c) David Gelbaum and Monica Chavez Gelbaum are investors; the Trust is a revocable trust formed for estate planning purposes.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of Mr. and Ms. Gelbaum is a citizen of the United States of America. The Trust is a California statutory trust.

Item 3.  Source and Amount of Funds or Other Consideration

         All shares of Common Stock were purchased using personal funds.

Item 4.  Purpose of Transaction

         The shares of Common Stock were purchased by the Trust for investment purposes. The reporting persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. However, the reporting persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

                                       5
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Item 5. Interest in Securities of the Issuer

         (a) As of the filing date of this Schedule 13D, the Reporting Persons beneficially own the following equity securities of the Issuer: (1) 9% Convertible Note with a principal amount of $578,223 issued on February 11, 2009, with a conversion price of $0.50 per share and maturity date of February 11, 2012 (the "Note"); on the date of original issuance, the Note was convertible into 1,156,446 shares of Common Stock, which excludes additional shares of Common Stock currently issuable to the Reporting Persons upon conversion of accrued interest on the Note; (2) warrant to purchase up to 1,156,445 shares of Common Stock issued on February 11, 2009, with an exercise price of $.75 per share and expiration date of February 11, 2014 (the "First Warrant"); and (3) warrant to purchase up to 1,000,000 shares of Common Stock issued on February 15, 2009, with an exercise price of $.75 per share and expiration date of February 15, 2014 (the "Second Warrant"). The First Warrant and the Second Warrant may only be exercised after the Note is converted into Common Stock. In total, the Reporting Persons beneficially own 3,312,891 shares of Common Stock plus additional shares of Common Stock issuable with respect to the conversion of interest accrued on the Note, all of which shares are held of record by the Trust. 3,312,891 shares of Common Stock represents approximately 8.1% of reported to be issued and outstanding in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 20, 2009.

         (b) The Reporting Persons have shared voting and dispositive power with respect to their beneficial ownership reported in Item 5(a). Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock owned by the Trust.

         (c) No Reporting Person has effected any reportable transaction in shares of the Common Stock during the sixty (60) days preceding the date hereof.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) 9% Convertible Note with a principal amount of $578,223 issued to the Reporting Persons on February 11, 2009 (a form of which is attached as Exhibit 10.6 to the Form 8-K filed with the Securities and Exchange Commission on February 11, 2009).

         (c) Warrant issued to the Reporting Persons on February 11, 2009 (a form of which is attached as Exhibit 4.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 11, 2009).

         (d) Warrant issued to the Reporting Persons on February 15, 2009 (a form of which is attached as Exhibit 4.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 11, 2009).

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D

                                       6
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SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.





Dated:  June 16, 2009             /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust



                                       7
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                                    EXHIBIT A

                AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D



         The undersigned agree that the Schedule 13D with respect to the Common Stock of Helix Wind, Corp. is a joint filing being made on their behalf.



Dated:  June 16, 2009             /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust